Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2014

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors considering this quarterly report.

1.3	The first quarterly financial statements for 2014 of the Company have not been audited.

1.4	Mr. Li Wenxin, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

2.	PRINCIPAL FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Principal financial data

Unit: ¥    Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/ decrease compared with the end of last year (%)
Total assets	32,907,595,153	33,231,987,956	(0.98)

Net assets attributable to shareholders of listed company	26,747,721,090	26,650,541,872	0.36

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/ decrease compared with the same period of last year (%)
Net cash flow from operating activities	674,922,478	647,295,018	4.27

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/ decrease compared with the same period of last year (%)
Revenues from operation	3,513,651,535	3,710,285,901	(5.30)
Net profit attributable to shareholders of listed company	97,179,218	268,613,347	(63.82)
Net profit after extraordinary gain or loss attributable to shareholders of listed company	111,643,464	311,979,424	(64.21)
Weighted average return on net assets (%)	0.36	1.03	Decrease by 0.67 percentage point
Basic earnings per share (¥/share)	0.014	0.038	(63.16)
Diluted earnings per share (¥/share)	0.014	0.038	(63.16)

Extraordinary gain or loss items	Amount for the period (January to March)
(1) Net gain or loss on disposal of non-current assets	(20,566,922)
(2) Government grants included in profit or loss for the period	2,200,184
(3) Other non-operating income and expenses, net, other than the items above	(628,857)
(4) Effect of income tax	4,531,408
(5) Effect of minority interests (after tax)	(59)

Total	(14,464,246)

Note: Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders			345,185 (344,734 holders of A shares and 451 holders of H shares).
Shareholding of top ten shareholders
Name of shareholder (Full name)	Nature of shareholder	Shareholding (%)	Total number of shares held	Number of shares with selling restrictions held	Shares in pledge or frozen
Guangzhou Railway (Group) Company	State-owned legal person	37.12	2,629,451,300	—	None
HKSCC NOMINEES LIMITED (Note)	Foreign shareholder	19.70	1,395,678,831	—	Unknown
New China Life Insurance Company Limited — Dividend — Group Dividend — 018L — FH001 Hu	Other	0.84	59,628,725	—	Unknown
Taiyuan Iron & Steel (Group) Co., Ltd.	State-owned legal person	0.72	50,776,147	—	Unknown
Agricultural Bank of China — Franklin Templeton Sealand Flexible Market Value Equity Securities Investment Fund	Other	0.60	42,272,636	—	Unknown
China Pacific Life Insurance Co., Ltd. — Dividend — Individual Dividend	Other	0.43	30,248,488	—	Unknown
Ping An Life Insurance Company of China, Ltd. — Universal — Personal Insurance Universal	Other	0.36	25,665,125	—	Unknown
China Galaxy Securities Co., Ltd. — Client Credit Trading Guarantee Securities Account	Other	0.31	21,799,181	—	Unknown
China Merchants Securities Co., Ltd. — Client Credit Trading Guarantee Securities Account	Other	0.29	20,268,406	—	Unknown
Founder Securities Co., Ltd. — Client Credit Trading Guarantee Securities Account	Other	0.28	19,722,150	—	Unknown

Shareholding of top ten shareholders holding shares without selling restrictions
Name of shareholders (Full name)	Number of shares held without selling restrictions at the end of the period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,395,678,831	H shares
New China Life Insurance Company Limited — Dividend — Group Dividend — 018L — FH001 Hu	59,628,725	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
Agricultural Bank of China — Franklin Templeton Sealand Flexible Market Value Equity Securities Investment Fund	42,272,636	A shares
China Pacific Life Insurance Co., Ltd. — Dividend — Individual Dividend	30,248,488	A shares
Ping An Life Insurance Company of China, Ltd. — Universal — Personal Insurance Universal	25,665,125	A shares
China Galaxy Securities Co., Ltd. — Client Credit Trading Guarantee Securities Account	21,799,181	A shares
China Merchants Securities Co., Ltd. — Client Credit Trading Guarantee Securities Account	20,268,406	A shares
Founder Securities Co., Ltd. — Client Credit Trading Guarantee Securities Account	19,722,150	A shares
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	1,395,678,831 H shares of the Company, which accounts for 97.51% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒  Applicable     ☐  Not applicable

Unit: ¥    Currency: RMB

Balance sheet item	Item	31 March 2014	31 December 2013	% change	Major reason analysis

(1)	Prepayments	43,469,864	73,773,941	(41.08)	Prepayments for social insurance settled at the end of last year.

(2)	Tax payable	196,488,859	329,909,584	(40.44)	Decrease in corporate income tax and business tax payable.

(3)	Interests payable	47,079,795	6,889,726	583.33	Increase in accrued yet unpaid bond interests payable.

Statement of profit item	Item	January to March 2014	January to March 2013	% change	Major reason analysis

(1)	Business tax and surcharges	(24,900,354)	(92,659,462)	(73.13)	Decrease in business tax after “business tax replaced with value added tax”.

(2)	Finance cost — net	(8,030,836)	(17,877,968)	(55.08)	Increase in interest income on bank deposit.

(3)	Gains from investments	796,627	(1,476,945)	N/A	Increase in profits of an associate.

(4)	Non-operating income	2,441,290	978,986	149.37	Increase in government grants.

(5)	Non-operating expenses	(21,436,885)	(58,418,379)	(63.30)	Decrease in loss on retirement of assets.

(6)	Income tax expenses	(33,048,352)	(91,172,560)	(63.75)	Decrease in gross profit.

(7)	Net profit attributable to shareholders of the parent	97,179,218	268,613,347	(63.82)	Decrease in revenues from operation of the Company resulted from the effects of slowdown in the macro-economic growth, fierce competition in the transportation industry and the trial implementation by railway transportation of “business tax replaced with value added tax” policy.

(8)	Profit or loss of minority shareholders	(71,423)	(503,567)	(85.82)	Decrease in loss of non-wholly owned subsidiaries.

(9)	Basic (diluted) earnings per share	0.014	0.038	(63.16)	Decrease in net profit.

Cash flow statement item	Item	January to March 2014	January to March 2013	% change	Major reason analysis

(1)	Cash received relating to other investment activities	504,637,500	135,682,700	271.92	Recovery of fixed deposits with maturity of over three months.

(2)	Net cash paid for business combination	(79,897,443)	—	100.00	Payment for the acquisition of certain freight transportation business and related assets of CRCT Dalang Processing Station during last year.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable    ☒  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company and shareholders holding 5% or above

☒  Applicable     ☐  Not applicable

Guangzhou Railway (Group) Company, the largest shareholder of the Company, has undertaken that: A. within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its members will not engage directly or indirectly in any way in any railway transportation and other related businesses that compete with the Company; B. in the course of business with the Company, Guangzhou Railway (Group) Company will minimise the undergoing connected transactions with the Company, and in case of unavoidable connected transactions, Guangzhou Railway (Group) Company will conduct the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

During the reporting period, the above undertakings were regularly performed without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐  Applicable    ☒  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 27 March 2014, the Company held the nineteenth meeting of the Sixth Session of the Board of Directors, at which the profit distribution proposal of the Company for 2013 was reviewed and passed. The board of directors proposed payment of a final cash dividend for 2013 of RMB0.08 (including tax) per share to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2013, totalling RMB566,682,960. The proposal will be proposed for approval at the Annual General Meeting of 2013 of the Company to be convened on 29 May 2014.

3.6	Progress on implementation of internal control

During the reporting period, the Company has completed the evaluation of internal control for 2013 in accordance with the relevant requirements of the PRC or overseas securities regulatory authorities on internal control of listed companies and disclosed the Internal Control Evaluation Report for 2013. Price Waterhouse Coopers PLL has reviewed the effectiveness of the relevant internal control set out in the financial report of the Company, and has issued an unqualified audit opinion. The abovementioned reports have been disclosed on the SSE’s website (http:// www.sse.com.cn), HKExnews’ website (http://www.hkexnews.hk) and the Company’s website (http://www.gsrc.com).

In 2014, the Company will strive to perfect its internal control system, regulate the implementation of its internal control system and strengthen the supervision and inspection of internal control in accordance with the Basic Standard for Enterprise Internal Control and its implementation guidelines jointly promulgated by five authorities of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of the PRC or overseas securities regulatory authorities, to promote the healthy and sustainable development of the Company.

Guangshen Railway Company Limited

Legal representative: Li Wenxin

24 April 2014

4.	APPENDIX

4.1 Combined and Company Balance Sheet

31 March 2014

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB

	Combined		Company
Assets	31 March 2014	31 December 2013	31 March 2014	31 December 2013
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets:
Bank balances and cash	5,112,998,467	4,896,277,598	5,100,628,164	4,884,626,412
Trade receivables	1,356,854,526	1,554,913,570	1,345,865,407	1,547,642,056
Prepayments	43,469,864	73,773,941	43,320,070	73,622,452
Interests receivable	35,959,704	41,336,375	35,865,611	41,286,500
Dividends receivable	—	—	4,075,294	4,075,294
Other receivables	149,000,289	129,262,113	203,332,438	171,151,087
Inventories	379,361,930	391,947,450	373,088,947	384,524,210

Total current assets	7,077,644,780	7,087,511,047	7,106,175,931	7,106,928,011

Non-current assets:
Long-term receivables	30,071,449	29,587,715	30,071,449	29,587,715
Long-term equity investment	196,676,711	195,880,084	281,680,291	280,883,664
Fixed assets	24,000,187,529	24,297,688,573	23,906,557,186	24,203,907,990
Construction-in-progress	538,156,151	543,350,403	538,156,151	543,350,403
Intangible assets	657,043,112	662,557,709	629,584,021	634,868,624
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term prepaid expenses	30,669,488	33,528,357	29,766,118	32,788,363
Deferred income tax assets	84,120,600	91,226,827	84,013,800	91,120,027
Other non-current assets	11,770,727	9,402,635	11,770,727	9,339,423

Total non-current assets	25,829,950,373	26,144,476,909	25,792,854,349	26,107,100,815

Total assets	32,907,595,153	33,231,987,956	32,899,030,280	33,214,028,826

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

4.1 Combined and Company Balance Sheet (continued)

31 March 2014

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB

	Combined		Company
Liabilities and Shareholders’ equity	31 March 2014	31 December 2013	31 March 2014	31 December 2013
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current liabilities:
Trade payables	1,528,170,147	1,796,882,621	1,503,028,077	1,774,078,410
Receipts in advance	89,420,913	120,914,297	88,161,676	120,222,872
Staff remuneration payable	203,383,077	229,060,006	202,065,631	227,615,119
Tax payable	196,488,859	329,909,584	189,661,228	324,037,780
Interests payable	47,079,795	6,889,726	47,079,795	6,889,726
Dividends payable	142,218	145,684	15,205	18,671
Other payables	467,507,902	470,695,519	521,892,077	508,349,349
Non-current liabilities due within one year	3,494,542,584	3,492,723,446	3,494,542,584	3,492,723,446

Total current liabilities	6,026,735,495	6,447,220,883	6,046,446,273	6,453,935,373

Non-current liabilities:
Other non-current liabilities	89,388,697	90,403,907	89,388,697	90,403,907

Total non-current liabilities	89,388,697	90,403,907	89,388,697	90,403,907

Total liabilities	6,116,124,192	6,537,624,790	6,135,834,970	6,544,339,280

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,562,776,387	11,562,776,387	11,564,461,609	11,564,461,609
Surplus reserves	2,530,746,611	2,530,746,611	2,530,746,611	2,530,746,611
Retained earnings	5,570,661,092	5,473,481,874	5,584,450,090	5,490,944,326

Total equity attributable to shareholders of the parent	26,747,721,090	26,650,541,872	26,763,195,310	26,669,689,546

Minority interests	43,749,871	43,821,294	—	—

Total shareholders’ equity	26,791,470,961	26,694,363,166	26,763,195,310	26,669,689,546

Total liabilities and shareholders’ equity	32,907,595,153	33,231,987,956	32,899,030,280	33,214,028,826

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit

January to March 2014

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥	Currency: RMB

Item	Combined		Company
	January to March 2014	January to March 2013	January to March 2014	January to March 2013
I. Revenues from operation	3,513,651,535	3,710,285,901	3,409,233,878	3,601,277,787
Less: Operating costs	(3,040,360,719)	(2,923,098,709)	(2,966,167,491)	(2,840,792,591)
Business tax and surcharges	(24,900,354)	(92,659,462)	(19,597,177)	(87,719,239)
Management expenses	(292,005,011)	(258,124,803)	(272,218,271)	(239,164,071)
Finance costs — net	(8,030,836)	(17,877,968)	(8,174,074)	(17,954,782)
Assets impairment loss	500	(326,281)	500	(326,281)
Add: Gains from investments	796,627	(1,476,945)	796,627	(1,476,945)
Include: Gains from investments in associates	796,627	(1,476,945)	796,627	(1,476,945)
II. Profit from operation	149,151,742	416,721,733	143,873,992	413,843,878
Add: Non-operating income	2,441,290	978,986	2,433,680	966,925
Less: Non-operating expenses	(21,436,885)	(58,418,379)	(21,430,233)	(58,329,430)
Include: Loss on disposal of non-current assets	(20,566,922)	(57,414,999)	(20,566,922)	(57,361,598)
III. Gross profit	130,156,147	359,282,340	124,877,439	356,481,373
Less: Income tax expenses	(33,048,352)	(91,172,560)	(31,371,675)	(90,116,604)
IV. Net profit	97,107,795	268,109,780	93,505,764	266,364,769
Net profit attributable to shareholders of the parent	97,179,218	268,613,347	—	—
Profit or loss of minority shareholders	(71,423)	(503,567)	—	—
V. Earnings per share
(1) Basic earnings per share	0.014	0.038	N/A	N/A
(2) Diluted earnings per share	0.014	0.038	N/A	N/A
VI. Other comprehensive income	—	—	—	—

VII. Total comprehensive income	97,107,795	268,109,780	93,505,764	266,364,769

Total comprehensive income attributable to shareholders of the parent	97,179,218	268,613,347	—	—

Total comprehensive income attributable to minority shareholders	(71,423)	(503,567)	—	—

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement

January to March 2014

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥	Currency: RMB

Item	Combined		Company
	January to March 2014	January to March 2013	January to March 2014	January to March 2013
I. Cash flows from operating activities
Cash received from sales of goods or rendering of services	3,188,206,970	2,770,578,018	3,069,391,016	2,661,487,771
Cash received relating to other operating activities	7,751,040	13,540,324	7,264,738	3,475,353
Sub-total of cash inflows from operating activities	3,195,958,010	2,784,118,342	3,076,655,754	2,664,963,124
Cash paid for goods purchased and services accepted	(1,057,729,123)	(838,221,434)	(1,003,224,057)	(793,741,328)
Cash paid to and on behalf of employees	(1,159,859,752)	(1,059,114,611)	(1,111,684,301)	(1,011,153,381)
Tax paid	(268,015,525)	(206,951,344)	(260,464,371)	(200,670,412)
Cash paid relating to other operating activities	(35,431,132)	(32,535,935)	(28,920,695)	(30,309,938)
Sub-total of cash outflows from operating activities	(2,521,035,532)	(2,136,823,324)	(2,404,293,424)	(2,035,875,059)
Net cash flows from operating activities	674,922,478	647,295,018	672,362,330	629,088,065
II. Cash flows from investing activities
Cash received from gains from investments	—	—	—	10,543,568
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	975	—	975
Cash received relating to other investment activities	504,637,500	135,682,700	505,837,500	135,682,700
Sub-total of cash inflows from investing activities	504,637,500	135,683,675	505,837,500	146,227,243
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	(414,038,200)	(446,134,619)	(412,197,169)	(438,744,776)
Net cash paid for business combination	(79,897,443)	—	(79,897,443)	—
Sub-total of cash outflows from investing activities	(493,935,643)	(446,134,619)	(492,094,612)	(438,744,776)
Net cash flows from investing activities	10,701,857	(310,450,944)	13,742,888	(292,517,533)

4.3 Combined and Company Cash Flow Statement (continued)

January to March 2014

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥	Currency: RMB

Item	Combined		Company
	January to March 2014	January to March 2013	January to March 2014	January to March 2013
III. Cash flows from financing activities
Cash paid for distribution of dividends or profits or payment of interests	(3,466)	—	(3,466)	—
Cash paid relating to other financing activities	(100,000)	(100,000)	(100,000)	(100,000)
Sub-total of cash outflows from financing activities	(103,466)	(100,000)	(103,466)	(100,000)
Net cash flows from financing activities	(103,466)	(100,000)	(103,466)	(100,000)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
V. Net increase in cash and cash equivalents	685,520,869	336,744,074	686,001,752	336,470,532
Add: Balance of cash and cash equivalents at the beginning of the period	412,677,598	675,012,987	404,626,412	659,459,146
VI. Balance of cash and cash equivalents at the end of the period	1,098,198,467	1,011,757,061	1,090,628,164	995,929,678

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

4.4	Audit Report

☐  Applicable     ☒  Not applicable